Filed Pursuant to Rule 433

Registration No. 333-285537

Dated: May 28, 2026

Pricing Term Sheet

This term sheet provides information concerning a reopening (as discussed below) of JPMorgan Chase & Co.’s Fixed-to-Floating Rate Notes due 2030 described under “Description of the Notes” in the Prospectus Supplement, dated April 15, 2026, to the Prospectus dated April 10, 2025 (the “Prospectus Supplement”) and, with respect to this reopening, supplements the information included in the Prospectus Supplement.

Issuer:	JPMorgan Chase & Co.

Security Type:	SEC Registered Senior Notes

Security:	Fixed-to-Floating Rate Notes due 2030

Currency:	USD

Reopening Size:	$500,000,000

Total Amount Outstanding Following Reopening:	$3,250,000,000

Maturity:	April 23, 2030

Fixed Rate Period:	From and including April 23, 2026 to, but excluding, April 23, 2029

Floating Rate Period:	From and including April 23, 2029 to, but excluding, Maturity

Payment Frequency:	Semi-annual during the Fixed Rate Period and quarterly during the Floating Rate Period

Day Count Fraction:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period

Benchmark Treasury:	3.875% due May 15, 2029

Benchmark Treasury Yield:	4.070%

Spread to Benchmark Treasury:	+60 basis points

Reoffer Yield:	4.670%

Fixed Rate Coupon:	4.408%, payable semiannually in arrears during the Fixed Rate Period.

Floating Rate Coupon:	An annual floating rate equal to the Floating Rate Index plus a spread of 0.820% per annum, payable quarterly in arrears during the Floating Rate Period.

Floating Rate Index:	Benchmark rate (expected to be Compounded SOFR as described under “Description of the Notes—Interest on the notes” in the Prospectus Supplement).

Floating Rate Reset Frequency:	Quarterly during the Floating Rate Period

Price to Public:	99.295% of face amount plus accrued and unpaid interest of $2,387,666.67 from, and including, April 23, 2026 to, but excluding, June 2, 2026.

Proceeds (Before Expenses) to Issuer:	$495,225,000.00 (99.045)% plus accrued and unpaid interest of $2,387,666.67 from, and including, April 23, 2026 to, but excluding, June 2, 2026.

Interest Payment Dates:	During the Fixed Rate Period, each April 23 and October 23, beginning October 23, 2026 and including April 23, 2029, and during the Floating Rate Period, each of July 23, 2029, October 23, 2029, January 23, 2030 and April 23, 2030.

Business Day:	New York

Business Day Convention:	During the Fixed Rate Period, following business day. During the Floating Rate Period, modified following business day.

Optional Redemption:	We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after October 23, 2026 and prior to April 23, 2029 upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to the greater of: (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed discounted to the redemption date (assuming the notes matured on April 23, 2029) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the “Treasury Rate” plus 10 basis points less (b) interest accrued on those notes to the redemption date; and (ii) 100% of the principal amount of the notes to be redeemed; plus, in either case, accrued and unpaid interest on the notes to be redeemed to, but excluding, the redemption date.

In addition, we may redeem the notes, at our option, in whole, but not in part, on April 23, 2029 upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

In addition, we may redeem the notes, at our option, in whole at any time or in part from time to time, on or after March 23, 2030 upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to

100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

The foregoing supplements and supersedes the information set forth under “Description of the Notes” in the Prospectus Supplement.

CUSIP/ISIN:	46647PFL5 / US46647PFL58

Trade Date:	May 28, 2026

Settlement Date:	June 2, 2026 (T+3)

Denominations:	$2,000 x $1,000

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:	Mischler Financial Group, Inc. R. Seelaus & Co., LLC

The notes are being offered as part of a reopening of a series of previously issued notes, as described in the prospectus supplement relating to this offering. The notes offered hereby will have the same terms (except as to issue date and issue price) as, and will be fungible with, the notes previously issued.

Certain of the underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on June 2, 2026 which will be more than one U.S. business day after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in one business day, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC

Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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